SHENGTAI PHARMACEUTICAL, INC.
Changda Road East, Development District
Changle County, Shandong 262400
People’s Republic of China

June 22, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Ibolya Ignat,
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re:	Shengtai Pharmaceutical, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Form 10-Q for the Quarterly Period ended December 31, 2008
File No. 000-51312

Dear Mr. Rosenberg and colleagues:

Reference is made to your verbal comment to Shengtai Pharmaceutical, Inc. (the “Company”) on June 17, 2009, with regard to the above-captioned reports (the “Comment”) as set forth below:

1. We acknowledge your proposed disclosures in response to Comment 3 of our comment dated May 21, 2009 that these disclosures are required to be made pursuant to Item 308 of Regulation S-K. Our comment asks you to include in your amended filings the disclosure controls and procedures required by Item 307 of Regulation S-K. Please address our comment in its entirety.

Our response to your above comment is as follows:

We will address this comment in the amended filings by (i) adding the following paragraph to Item 9A of the Form 10-K for the year ended June 30, 2008; and (ii) replacing Item 4 (a) of the Form 10-Q for the quarters ended September 30 and December 31, 2008 with the following in its entirety:

“(a)  Disclosure Controls and Procedures.

Mr. Qingtai Liu, our Chief Executive Officer and Ms. Yiru Melody Shi, our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Report. Based on that evaluation, our officers concluded that due to the material weaknesses in the internal control over financial reporting as disclosed below in the Section of “Management’s Report on  Internal Control over Financial Reporting, our disclosure controls and procedures were ineffective and are not adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.”

On behalf of the Company I represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Yiru Melody Shi
Yiru Melody Shi
Chief Financial Officer